Exhibit 99.1

Viomi Technology Co., Ltd Reports First Quarter 2022 Unaudited Financial Results

Gross margin continued to improve, reaching 26.3% from 21.1% a year ago

GUANGZHOU, China, May 27, 2022 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial and Operating Highlights

•	Net revenues reached RMB712.1 million (US$112.3 million), compared to RMB1,255.6 million for the first quarter of 2021.
•	Gross margin increased to 26.3% from 21.1% for the first quarter of 2021.
•

Number of cumulative household users reached approximately 6.9 million, compared to approximately 6.6 million as of the end of 2021 and approximately 5.6 million as of the end of the first quarter of 2021.

•	Percentage of household users with at least two connected products reached 21.8%, compared to 21.5% as of the end of 2021 and 20.4% as of the end of the first quarter of 2021.

Mr. Xiaoping Chen, Founder and CEO of Viomi, commented, “heading into 2022, we have been under pressure from overall weak consumer spending, challenging macroeconomic conditions and the rising price of raw materials due to widespread COVID-19 recurrences, leading to a year-over-year decrease in total net revenues for the first quarter, which is in line with our previous guidance. To strengthen our long-term product competitiveness and brand awareness, we continued to invest in R&D and increase marketing and advertising spending. As a result, our R&D-related personnel and experts at the beginning of this year grew by nearly 47% compared to the beginning of 2021, primarily due to the expansion of our AI and algorithms talent pool. As of March 31, 2022, we had 5,232 cumulative patent applications and 3,142 registered patents globally. Furthermore, to support the release of our new products in the first quarter, we launched a large number of elevator and print ads promoting our ‘trending technology’ branding positioning. Our investment for long-term growth caused a temporary loss in the first quarter, but contributed to a higher sales contribution from our premium products due to the increased investment in R&D. In addition, we further improved our operating quality through product portfolio adjustment and strict manufacturing cost control. Our gross margin for the first quarter increased to 26.3%, again representing a year-over-year and quarter-over-quarter improvement and demonstrating our enhanced product and brand strength.”

“At our strategic new product launch event in March, we introduced our upgraded one-stop IoT home solution, ‘1=N44,’ which includes (i) our whole-home product portfolio; (ii) four major smart home capabilities: automatic networking, active intelligence, spatial awareness and natural interactions; and (iii) four additional services for our users, namely smart home solution design, OTA upgrades, a membership system and value-added services. Our upgraded one-stop IoT home solution has already achieved solid initial results, thanks to our focus on product innovation, service system improvements, and our expanded sales channels for whole-home intelligence.”

“First, with respect to our products, we have enhanced their active intelligence through innovative AI applications. We introduced a series of new high-end AI products at our launch event in March, many of which have received favorable market feedback and reviews, including the Royal series of AI dishwashers and our AI screen-based control interface, HomePad Plus. More of our new products will be on the market soon, such as our all-space AI air conditioner Space Pro, the 2000G large-flux water purifier Super 2, an AI laser interactive smart screen, and our Royal Pro series of double-screen refrigerators and AI twin-tub washing machines.”

Mr. Chen added, “our ongoing product innovation would not be possible without our growing and talented R&D team. Our R&D achievements have also been recognized by industry and professional institutions. In April, our AI range hoods’ visual detection module technology won the Excellence Award at the 23rd China Patent Awards. Also, in the same month, we took the silver at the 8th Guangdong Patent Awards with one of our water purifiers and its integrated waterway module technology. Further, the Viomi brand was added to the key trademark protection list in Guangdong province. Our hardware R&D, IoT, AI and algorithms team is also expanding with an increasing number of PhD talents. We were officially listed as Guangdong PhD Work Station by the government and have obtained the selection qualification to establish the Guangdong Postdoctoral Work Station. As a result, we believe going forward we will have greater opportunities to cultivate top talents for our society, incubate smart home programs and promote the overall development of the smart home industry in cooperation with universities and professional institutions.”

“Second, based on our one-stop IoT home solution, we are accelerating the implementation of our newly-introduced, premium bundled smart home solution offerings. Our offline merchants recently signed whole-home solution orders ranging from RMB200,000 to RMB400,000 with customers in Beijing, Guangzhou, Changsha, Hebei and Kunming, successfully shifting our business from ‘selling products’ to ‘selling solutions.’ In addition, we deepened our cooperation with JD Logistics to access a broader range of services including planning, logistics, warehousing and installation. This enables us to improve efficiency throughout our cycle, from solution design and delivery to installation, as well as provide our customers with more enjoyable after-sale service experience.”

“Third, to align with the overall development of the smart home industry, we expanded our strategic partnerships with sales channels. Last week, we reached a strategic cooperation with Tmall concerning a portfolio of one-stop smart home solutions. Together, we will promote a whole-home smart ecology, with an AI smart kitchen, living room, balcony, restroom and bedroom. Furthermore, in April, we cooperated with JD.com to host ‘Viomi 420 JD Day’ and introduced new whole-home smart products on its platform. Finally, after forming a strategic partnership with China Unicom last year, we were recently listed as one of China Telecom’s top digital ecology partners, promoting channel integration and bringing an intelligent lifestyle to tens of millions of households in China. As one of the first movers in one-stop smart home solutions, we expect to continue to promote partnerships with additional channels and companies to jointly develop the smart home ecology for families.”

“In the second half of this year, we will continue to (i) focus on product innovation and develop key AI SKUs; (ii) increase our advertising and marketing investment to strengthen our ‘trending technology’ branding positioning; (iii) streamline our product lines and optimize our product portfolio; and (iv) enhance our sales channels and execute our ‘larger store, better merchant’ offline strategy. Together with stricter and more disciplined cost and expense control measures, we remain committed to healthy growth in the mid- to long-term and creating value for our customers and shareholders in the long run,” concluded Mr. Chen.

First Quarter 2022 Financial Results

REVENUE

Net revenues were RMB712.1 million (US$112.3 million), compared to RMB1,255.6 million for the first quarter of 2021. Net revenues were in line with the Company’s previous guidance. In addition to the overall weaker consumption environment, the decrease was mainly due to (i) the complete cutoff of sales of Xiaomi-branded sweeper robots this year, as well as its high prior-year base for comparison, and (ii) continued product portfolio adjustments for margin expansion in other categories.

-

IoT @ Home portfolio. Revenues from IoT @ Home portfolio decreased by 60.8% to RMB360.2 million (US$56.8 million) from RMB919.2 million for the first quarter of 2021. The decline was primarily due to the complete cutoff of sales of Xiaomi-branded sweeper robots and the continued product portfolio adjustments for margin expansion in other categories, both of which also contributed to the overall gross margin improvement for IoT @ Home portfolio.

-

Home water solutions. Revenues from home water solutions decreased slightly by 2.6% to RMB101.0 million (US$15.9 million) from RMB103.8 million for the first quarter of 2021. The decline was primarily due to the continued product portfolio adjustment involving a decrease in small-flux water purifiers, which was partially mitigated by the increased sales contribution of large-flux water purifiers. As a result of the product portfolio adjustment, the Company once again achieved year-over-year gross margin improvement in this category.

-

Consumables. Revenues from consumables increased by 10.8% to RMB71.8 million (US$11.3 million) from RMB64.8 million for the first quarter of 2021, primarily due to increased demand for purifier filter products.

-	Small appliances and others. Revenues from small appliances and others increased by 6.7% to RMB179.1 million (US$28.3 million) from RMB167.8 million for the first quarter of 2021.

GROSS PROFIT

Gross profit was RMB187.0 million (US$29.5 million), compared to RMB265.0 million for the first quarter of 2021. Gross margin increased to 26.3% from 21.1% for the first quarter of 2021, primarily driven by the Company’s continued efforts to shift the business and product mix toward higher gross margin products.

OPERATING EXPENSES

Total operating expenses increased by 15.9% to RMB254.8 million (US$40.2 million) from RMB219.8 million for the first quarter of 2021, primarily due to the increase in research and development expenses and selling and marketing expenses.

Research and development expenses increased by 20.5% to RMB79.1 million (US$12.5 million) from RMB65.6 million for the first quarter of 2021, mainly due to the increase in research and development headcount and related salaries and expenses.

Selling and marketing expenses increased by 15.0% to RMB158.8 million (US$25.0 million) from RMB138.0 million for the first quarter of 2021, mainly due to the increase in advertising and marketing expenses to promote the Company’s brand awareness.

General and administrative expenses increased by 4.7% to RMB17.0 million (US$2.7 million), compared to RMB16.2 million for the first quarter of 2021, primarily due to the increase in consulting and professional service fee.

LOSS FROM OPERATIONS

Loss from operations was RMB65.3 million (US$10.3 million), compared to income from operations of RMB47.1 million for the first quarter of 2021.

Non-GAAP operating loss,1 which excludes the impact of share-based compensation expenses, was RMB57.0 million (US$9.0 million), compared to non-GAAP income from operations of RMB63.2 million for the first quarter of 2021.

NET LOSS

Net loss attributable to ordinary shareholders of the Company was RMB50.0 million (US$7.9 million), compared to net income attributable to ordinary shareholders of the Company of RMB49.1 million for the first quarter of 2021.

Non-GAAP net loss attributable to ordinary shareholders of the Company2 was RMB41.7 million (US$6.6 million), compared to non-GAAP net income attributable to ordinary shareholders of the Company of RMB65.3 million for the first quarter of 2021.

[1]

“Non-GAAP operating loss” is defined as loss from operation excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

[2]

“Non-GAAP net loss attributable to ordinary shareholders of the Company” is defined as net loss attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

BALANCE SHEET

As of March 31, 2022, the Company had cash and cash equivalents of RMB868.4 million (US$137.0 million), restricted cash of RMB64.2 million (US$10.1 million), short-term deposits of RMB10.0  million (US$1.6 million) and short-term investments of RMB411.8 million (US$65.0 million), compared to RMB587.0 million, RMB35.8 million, nil and RMB828.9 million, respectively, as of December 31, 2021.

OUTLOOK

For the second quarter of 2022, the Company currently expects:

-	Net revenues to be between RMB850 million and RMB1.05 billion.

The Company estimates that the year-over-year change in revenues will be mainly due to the high comparison base from the Xiaomi-branded sweeper robot business for the second quarter of 2021, which the Company has completely cut off in 2022, as well as the impact of overall market demands in the second quarter of 2022.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, all of which are subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Friday, May 27, 2022 (8:00 p.m. Beijing/Hong Kong time on May 27, 2022) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (toll free):	+1 888-346-8982
International:	+1 412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong	+852 3018-4992
Mainland China (toll free):	400-120-1203
Conference ID:	9040942

A telephone replay will be available one hour after the call until June 3, 2022 by dialing:

United States:	+1 877-344-7529
International:	+1 412-317-0088
Replay Access Code:	9040942

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to the Company, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary share and non-GAAP basic and diluted net income per American depositary share (“ADS”), which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to the Company is net income attributable to the Company excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.3393 to US$1.00, the effective noon buying rate for March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for March 31, 2022, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Cecilia Li

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of March 31,
	2021	2022	2022
	RMB	RMB	US$

Assets
Current assets
Cash and cash equivalents	586,955	868,422	136,990
Restricted cash	35,831	64,238	10,133
Short-term deposits	—	10,000	1,577
Short-term investments	828,867	411,822	64,963
Accounts and notes receivable from third parties (net of allowance of RMB34,385 and RMB34,955, as of December 31, 2021 and March 31, 2022, respectively)	302,336	289,448	45,659
Accounts receivable from a related party (net of allowance of RMB368 and RMB178 as of December 31, 2021 and March 31, 2022, respectively)	320,939	155,458	24,523
Other receivables from related parties (net of allowance of RMB104 and RMB35 as of December 31, 2021 and March 31, 2022, respectively)	88,367	30,507	4,812
Inventories	576,351	630,700	99,494
Prepaid expenses and other current assets	156,127	202,454	31,936
Long-term deposits-current portion	50,000	20,000	3,155

Total current assets	2,945,773	2,683,049	423,242

Non-current assets
Prepaid expenses and other non-current assets	27,321	31,997	5,047
Property, plant and equipment, net	145,993	171,047	26,982
Deferred tax assets	35,304	43,063	6,793
Intangible assets, net	12,176	12,339	1,946
Right-of-use assets, net	18,425	15,565	2,455
Land use rights, net	61,722	61,404	9,686
Long-term deposits-non-current portion	30,000	30,000	4,732

Total non-current assets	330,941	365,415	57,641

Total assets	3,276,714	3,048,464	480,883

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	1,069,108	929,003	146,547
Advances from customers	99,632	84,627	13,350
Amount due to related parties	5,415	5,277	832
Accrued expenses and other liabilities	365,718	288,943	45,580
Income tax payables	43,343	41,493	6,545
Lease liabilities due within one year	11,312	10,703	1,688
Total current liabilities	1,594,528	1,360,046	214,542

Non-current liabilities
Accrued expenses and other liabilities	7,558	8,760	1,382
Long-term borrowing	16,105	65,221	10,288
Lease liabilities	7,596	5,517	870
Total non-current liabilities	31,259	79,498	12,540

Total liabilities	1,625,787	1,439,544	227,082

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of March 31,
	2021	2022	2022
	RMB	RMB	US$

Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 105,516,779 and 106,333,967 shares issued and outstanding as of December 31, 2021 and March 31, 2022, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 103,214,547 and 103,214,547 shares issued and outstanding as of December 31, 2021 and March 31, 2022, respectively)	6	6	1
Treasury stock	(66,668)	(66,858)	(10,547)
Additional paid-in capital	1,337,281	1,349,310	212,848
Retained earnings	449,900	399,917	63,085
Accumulated other comprehensive loss	(73,120)	(76,352)	(12,043)

Total equity attributable to shareholders of the Company	1,647,405	1,606,029	253,345

Non-controlling interests	3,522	2,891	456

Total shareholders’ equity	1,650,927	1,608,920	253,801

Total liabilities and shareholders’ equity	3,276,714	3,048,464	480,883

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Net revenues:
A related party	585,869	268,680	42,383
Third parties	669,723	443,456	69,953
Total net revenues	1,255,592	712,136	112,336

Cost of revenues	(990,571)	(525,129)	(82,837)

Gross profit	265,021	187,007	29,499

Operating expenses
Research and development expenses	(65,601)	(79,055)	(12,471)
Selling and marketing expenses	(138,024)	(158,767)	(25,045)
General and administrative expenses	(16,204)	(16,962)	(2,676)

Total operating expenses	(219,829)	(254,784)	(40,192)

Other income, net	1,894	2,521	398

Income (loss) from operations	47,086	(65,256)	(10,295)

Interest income and short-term investment income, net	6,518	6,476	1,022
Other non-operating income	633	587	93

Income (Loss) before income tax expenses	54,237	(58,193)	(9,180)

Income tax (expenses) credits	(4,859)	7,579	1,196

Net income (loss)	49,378	(50,614)	(7,984)

Less: Net income (loss) attributable to the non-controlling interest shareholder	264	(631)	(100)

Net income (loss) attributable to ordinary shareholders of the Company	49,114	(49,983)	(7,884)

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$

Net income (loss) attributable to the Company	49,114	(49,983)	(7,885)

Other comprehensive loss, net of tax:
Foreign currency translation adjustment	4,096	(3,234)	(510)

Total comprehensive income (loss) attributable to the Company	53,210	(53,217)	(8,395)

Net income (loss) per ADS*
-Basic	0.71	(0.72)	(0.11)
-Diluted	0.66	(0.72)	(0.11)

Weighted average number of ADS used in calculating net income per ADS
-Basic	69,292,187	69,582,610	69,582,610
-Diluted	74,357,382	69,582,610	69,582,610

Net income (loss) per share attributable to ordinary shareholders of the Company
-Basic	0.24	(0.24)	(0.04)
-Diluted	0.22	(0.24)	(0.04)

Weighted average number of ordinary shares used in calculating net income per share
-Basic	207,876,562	208,747,831	208,747,831
-Diluted	223,072,146	208,747,831	208,747,831

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
General and administrative expenses	2,472	2,435	384
Research and development expenses	10,270	5,347	843
Selling and marketing expenses	3,404	505	80

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$

Income (loss) from operations	47,086	(65,256)	(10,294)
Share-based compensation expenses	16,146	8,287	1,307

Non-GAAP operating income (loss)	63,232	(56,969)	(8,987)

Net income (loss)	49,378	(50,614)	(7,984)
Share-based compensation expenses	16,146	8,287	1,307

Non-GAAP net income (loss)	65,524	(42,327)	(6,677)

Net income (loss) attributable to the Company	49,114	(49,983)	(7,885)
Share-based compensation expenses	16,146	8,287	1,307

Non-GAAP net income (loss) attributable to the Company	65,260	(41,696)	(6,578)

Net income (loss) attributable to ordinary shareholders	49,114	(49,983)	(7,885)
Share-based compensation expenses	16,146	8,287	1,307

Non-GAAP net income (loss) attributable to ordinary shareholders	65,260	(41,696)	(6,578)

Non-GAAP net income (loss) per ADS
-Basic	0.94	(0.60)	(0.09)
-Diluted	0.88	(0.60)	(0.09)

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	69,292,187	69,582,610	69,582,610
-Diluted	74,357,382	69,582,610	69,582,610

Non-GAAP net income (loss) per ordinary share
-Basic	0.31	(0.20)	(0.03)
-Diluted	0.29	(0.20)	(0.03)

Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	207,876,562	208,747,831	208,747,831
-Diluted	223,072,146	208,747,831	208,747,831

      Note: The non-GAAP adjustments does not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.